The 2023 ETF Series Trust II

Three Canal Plaza, Suite 100

Portland, ME 04101

VIA EDGAR

January 13, 2025

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The 2023 ETF Series Trust II (File Nos. 333-274096 and 811-23895)

Request for Withdrawal of Post-Effective Amendment No. 4

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, The 2023 ETF Series Trust II (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 4 (“PEA 4”) to the Trust’s Registration Statement on Form N-1A. PEA 4 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001398344-24-022226) on November 27, 2024 to introduce a new series of the Trust: Twin Oak Enhanced Credit ETF (the “Fund”).

The withdrawal of PEA 4 is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust. PEA 4 has not yet become effective, and no securities have been sold in connection with PEA 4.

If you have questions regarding this request, please contact Christopher Menconi of Morgan, Lewis & Bockius LLP at (202) 373-6173.

THE 2023 ETF SERIES TRUST II

By:	/s/ Trent Statczar
Trent Statczar
President